

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 22, 2008

<u>Via U.S. Mail</u>

Paul J. Klaassen
Director and Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE: Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **File No. 1-16499**
> **Filed March 24, 2008**
>
> **Supplemental Correspondence dated June 26, 2008**

Dear Mr. Klaassen:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in an amended Form 10-K. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to prior comment one and your continued belief that you will file your 2007 Form 10-K by July 31, 2008. In light of your timing concerns and your desire to provide timely disclosure to investors, you may reflect your proposed responses to our

earlier comments, as well as responses to the following comments, in your 2007 Form 10-K.

Risk Factors, page 30

Our failure to comply with financial obligations contained in debt instruments…, page 41

2.   We note your response to prior comment four. Please discuss the March 13, 2008 amendment to the Bank Credit Facility. Expand your risk factor to discuss the risks presented by the possibility that you may need to seek additional amendments to the Bank Credit Facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations…, page 57

Special Independent Committee Inquiry and Accounting Review, page 59

3.   We note your response and proposed disclosure to prior comment nine. Please disclose what prompted the Special Independent Committee to examine certain accruals and reserves beginning in September 28, 2007. We note the later disclosure that management became aware through questions from an employee but it is not clear whether those questions prompted the investigation. Clarify why the Special Independent Committee handled its investigation relating to accruals and reserves separately.

Investments in Unconsolidated Communities, pages 144-145

4.   We note your response to prior comment 13. We continue to believe that since your share of earnings and return on investment in Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings LLC and Sunrise Second Assisted Living Holdings LLC exceeds 20% of your Income Before Income Taxes in the year ended December 31, 2006, you are required to provide separate audited financial statements for each of Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings and Sunrise Second Assisted Living Holdings LC for the year ended December 31, 2006 in accordance with Rule 3-09 of Regulation S-X. Please revise.

Note 18-Commitments and contingencies
Guarantees

The Fountains, page 136

5.   We note that you recorded a pre-tax charge of $22.4 million in the fourth quarter of 2006 in conjunction with your guarantee to fund shortfalls between actual net operating income and a specified level of net operating income to the venture in accordance with your income support agreement. We also note that pursuant to the "income support

agreement" you are required to provide the Venture with cash to the extent the Venture cannot pay the 9% minimum return to US Senior Living Investments. It is our understanding that you concluded that you would have to perform under the income support/preferred return guarantee based on (1) deteriorated cash flows in 2007 and (2) 2008 budget forecasts (the triggering events.) We understand that you considered the triggering events Type 1 subsequent events which require adjustment to the financial statements, if material. As a result you concluded you had to adjust the liability recorded under SFAS 5 in the fourth quarter of 2006. Based on our understanding of the facts it is still unclear to us why you believe that a liability had been incurred at December 31, 2006 for future losses under the agreement. We may contact you in the near future to arrange a conference call to discuss this issue.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director